EXHIBIT 77 to Neuberger Berman Dividend
Advantage Fund Inc. NSAR 10/31/08

File Number: 81121499
CIK Number: 0001276893

Item 77I

In September 2008, Neuberger Berman Dividend
Advantage Inc. (the Fund) entered into
a Master Securities Purchase Agreement and a
 Master Note Purchase Agreement
pursuant to which it issued privately placed notes (PNs) and privately placed perpetual preferred shares (PPS and, together with PNs, Private Securities). The PNs mature in
October 2013 and interest thereon is accrued daily and paid quarterly. The PPS have a liquidation preference of $25,000 per share plus any accumulated unpaid distributions, whether or not earned or declared by the Fund, but excluding interest thereon (PPS
Liquidation Value). Dividends are accrued daily and paid quarterly for PPS. The Fund may redeem PPS or prepay PNs, in whole or in part, at its option after giving a minimum amount of notice to the relevant holders of the Private Securities but will incur additional expenses if it chooses to so redeem or prepay.

The Fund is also subject to certain restrictions
 relating to the Private Securities. Failure to comply with these restrictions could preclude the Fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the
mandatory redemption of PPS at PPS Liquidation
Value and/or mandatory prepayment of
PNs at par plus accrued but unpaid interest. The holders of PPS are entitled to one vote per share and will vote with holders of common shares as a single class, except that the holders of PPS will vote separately as a class on certain matters, as required by law or the Funds charter. The holders of PPS, voting as a separate class, are entitled at all times to elect two Directors of the Fund, and to elect a majority of the Directors of the Fund if the Fund fails to pay distributions on PPS for two consecutive years. The holders of PNs do not have voting rights.